Exhibit 99.1

Nano Dimension Marks Major Sales Milestone - More than 50 DragonFly Systems Sold Worldwide

The current install base and the revenues the Company recognized so far validates the needs for
Nano Dimension’ technology and the significant value-add for its global customers

NESS ZIONA, Israel, October 23, 2019 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it has reached a major milestone of selling more than 50 systems worldwide since the launch of its commercials sales in Q4 2017.

The recent sales of Nano Dimension include two sales to leading customers in Europe, one is a government authority of one of the major tech-leading countries in Europe in the defense sector, and the second is a leading tech corporation.

“We are excited to announce the sale of our 50th DragonFly system for additive manufacturing of electronics. Nano Dimension started with a breakthrough idea to change the way the electronics are made and to offer new solutions to develop innovative smart products,” said Amit Dror, CEO of Nano Dimension. “I’m proud that our dream has become a reality, as our global customers from various industries validate our unique technology by adopting our solutions and using them to develop and manufacture never-seen-before applications. We celebrate this important milestone as we continue to focus on increasing our global reach and our customer base.”

To date, Nano Dimension has sold a total of 51 systems to leading companies worldwide, from a variety of industries, such as defense, tech, electronics, research, and more. Sales were conducted directly and through the Company’s resellers, in three main geographies: US, EMEA (Germany, UK, Italy, France, Czech Republic, Belgium, Turkey, Russia) and Asia-Pacific (China, Korea, Taiwan, Hong-Kong, Japan, Australia).

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits and use of its products and continuing to focus on increasing global reach and our customer base. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com